Credit Suisse New York Municipal Fund
SUB-ITEM 77D: Policies with respect to security investments Effective February 28, 2002, the fund's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions the fund will invest at least 80% of its net assets plus any borrowings for investment purposes in New York municipal securities the income from which is exempt from federal income taxes and New York State and New York City personal income taxes.
The fund may invest up to 20% of net assets in types of debt securities other than New York municipal securities.
The fund's 80% investment policy is fundamental and may be changed only by the shareholders of the fund.